November 18, 2009

Mindy Hooker
Staff Accountant
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:         Energy Composites Corporation (the “Company”)
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended June 30, 2009
File No. 0-28867

Dear Ms. Hooker:

In response to the comments of the Staff dated November 9, 2009 we respond as follows:

-	Energy Composites Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Energy Composites Corporation acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
-
Energy Composites Corporation acknowledges the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the period ended December 31, 2008

Results of Operations, page 13

1.
We note that you have begun implementing cost reduction initiatives.  In future filings please enhance your disclosures to identify the types of cost cutting measures you are undertaking and the expected benefit to your business.

Response:  We acknowledge your comment and will enhance our disclosures and expected benefits when discussing cost reduction initiatives in future filings.

2.
We note your reference to EBITDA on Page 15.  This disclosure does not appear to comply with Item 10(e) of Regulation S-K.  Please either delete your presentation of this non-GAAP measure in future filings or include appropriate disclosures to comply with Item 10(e) of Regulation S-K.  If you intend to continue to use this measure, please provide us with your proposed disclosures.

Response:  We acknowledge your comment and will not be calculating EBITDA in future filings except as required by certain debt covenants.  When EBITDA is included in one of our future filings, we will include a reconciliation to a GAAP measurement and explain that EBITDA is a non-GAAP measurement.

Liquidity and Capital Resources

Table of Contractual Obligations, page 18

3.
To increase transparency of cash flow, in future filings please include scheduled interest payments in your table.  To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable interest payments in the table or in a footnote to the table.  Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to assumptions.  Reference footnote 46 of Staff Release #33-8350.

Response:  We acknowledge your comment and will include scheduled interest payments in the Table of Contractual Obligations and will provide appropriate disclosure with respect to assumptions in future filings.

Notes to the Consolidated Financial Statements

Note 7.  Financing Arrangements, page 35

4.
We note that you were not in compliance with various restrictive financial covenants contained in the industrial revenue bonds.  Given the importance of available funding to your business, please revise future filings to present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such a presentation may allow an investor to more easily understand your current status in meeting your financial covenants.  It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable.  See Sections I.D and IV.C of the SEC Interpretative Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:  We acknowledge your comment and will revise future filings to include actual ratios and actual amounts pertaining to debt covenants when the Company calculates those ratios and amounts.  If a non-GAAP measurement is required by a lender, we will include a reconciliation to a GAAP measurement and disclose that the lender-required measurement is non-GAAP.

Note 10.  Income Taxes, page 40

5.
We note your determination that it is more likely than not that the full amount of the recorded deferred tax assets will be realized based on the Company’s previous history of operating profits.  Given your recent results, please enhance your disclosures to identify the positive and negative evidence you consider when determining what changes are required in your valuation allowance.  Refer to paragraphs 23 and 24 of SFAS 109.

Response:  We acknowledge your comment and will enhance our disclosures to identify additional positive and negative evidence considered in determining the need for a valuation allowance on deferred tax assets in future fillings.

Item 9A.  Controls and Procedures, page 45

6.
We note your disclosure that AFT was excluded from your evaluation of internal control over financial reporting and that you have evaluated ICFR and deemed it effective at December 31, 2008.  Please help us understand what ICFR you have evaluated given your financial statements reflect the continuing operations of AFT subsequent to the reverse merger.

Response: We acknowledge your comment.  Given the date of the reverse merger, October 14, 2008, there was insufficient time to evaluate ICFR related to AFT prior to year end.  The ICFR evaluated was that of Energy Composites Corporation, formerly Las Palmas Mobile Estates, as it existed prior to the reverse merger.

From 10-Q for the quarter ended June 30, 2009

General

7.
We note your disclosure that you adopted the requirements of SFAS 165 in the quarter ended June 30, 2009.  In future filings please ensure that you have disclosed the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued as required by paragraph 12 of SFAS 165.

Response:  We acknowledge your comment and will ensure in future filings that we have disclosed the date through which subsequent events have been evaluated and whether the date is the date the financial statements were issued or the date the financials statement were available to be issued as defined in paragraph 12 of SFAS 165.

Note 7.  Convertible Notes Payable, page 12

8.
We note that your private placement agreement contains anti-dilution provisions.  With a view towards future disclosure, please tell us how you have considered EITF 07-5 and whether the warrants and beneficial conversion features in this agreement need to be classified as liabilities and fair valued every reporting period.

Response:  We acknowledge your comment and are revising our disclosure in future filings to read as follows, which more accurately describes the form and terms of the warrants and convertible debentures:

“Each Warrant is immediately exercisable into shares of common stock for a term of 3 years at $5.00 per share.  The Warrants also provide anti-dilution protection for the following events: reorganization, reclassification, consolidation, merger or sale; subdivision, combination or other dividend of the Company’s Common Stock.”

EITF 07-5 requires a two-step evaluation in determining if a financial instrument is indexed to the entities own stock.

Step 1:  there is no exercise contingency in the Company’s current warrants so the evaluation of Step 1 does not preclude the warrants from being considered indexed to the Company’s common stock.

Step 2:  Upon exercise, the settlement amount would equal the difference between the fair value of a fixed number of the Company’s equity shares and a fixed strike price.  The anti-dilution provisions only apply in certain “Change Events” and only provide a pro-rata adjustment to exercise price and/or share amount based on the event.  The anti-dilution provisions do not allow for more or less favorable pricing or share amounts as a result of the Change Event.

Therefore, in its review, the Company determined that the warrants and convertible debentures are indexed to the Company’s common stock and are appropriately classified as equity.

Respectfully submitted,

/s/ Jeffrey S. Keuntjes

Jeffrey S. Keuntjes
Vice President, Finance
Energy Composites Corporation